SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

SILVER BUTTE COMPANY

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

827476 102

(CUSIP Number)

c/o Gregory M. Wilson, Esq.

18610 East 32nd Ave.

Greenacres, WA 99016

(509) 891-8373

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 12, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Royis Ward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 112,335,864
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 112,335,864
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,335,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.44%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Shares"), of Silver Butte Company,  a Nevada corporation (the “Issuer”). The principal office of the Issuer is located at 45 NE 410 Loop, Ste. 495, San Antonio, TX 78216.

Item 2. Identity and Background.

Mr. Ward has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Ward received 112,335,864 Shares in exchange for his shares of common stock of Gulfmark Energy Group, Inc. ("Gulfmark") pursuant to the Exchange Agreement dated January 12, 2011 (the "Agreement"), among the Issuer and Gulfmark Energy Group, Inc.  Mr. Ward is entitled to additional shares under the terms of the Agreement subject to the issuer amending its articles of incorporation and increasing authorized capital.  When the Company increases it capital stock, Mr. Ward will be issued an additional 319,664,136 common shares and 5,000,000 Series A Preferred shares which will have twenty votes per share and be convertible into twenty common shares for each preferred share upon 75 days advance notice.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference into this Item 4.  Except as set forth in this Schedule 13D, Mr. Ward does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Ward beneficially owns 112,335,864 Shares, representing 37.44% of the outstanding Shares.

(b) Mr. Ward has sole voting and sole dispositive power over the 112,335,864 Shares that he beneficially owns.

(c)  Pursuant to the Agreement, on January 12, 2011, Mr. Ward received 112,335,864 Shares in exchange for his shares of common stock of Gulfmark Energy Group, Inc.  See Item 3 for more information, which is incorporated by reference in this Item 5.

(d)  No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Ward.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Ward, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Ward and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as an exhibit to this Schedule 13D:

1. The Exchange Agreement dated January 12, 2011, among Silver Butte Company and Gulfmark Energy Group, Inc., (incorporated by reference to the Form 8-K filed by Silver Butte Company on January 13, 2011).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2011

/s/ Royis Ward

__________________________

Royis Ward